Exhibit 12.1

DXC TECHNOLOGY COMPANY

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(unaudited)

	DXC Technology Company
	Three months	Historical Computer Sciences Corporation
	ended	Fiscal years ended
(in millions, except ratios)	June 30, 2017	March 31, 2017	April 1, 2016	April 3, 2015	March 28, 2014	March 29, 2013
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$185	$(174)	$10	$(671)	$694	$(249)
Fixed charges	173	166	271	172	193	235
Less: Preference security dividend requirements of consolidated subsidiaries	(1)	(1)	(2)	(3)	(2)	—

Earnings as adjusted	$357	$(9)	$279	$(502)	$885	$(14)

Fixed charges:
Interest expense(a)	$76	$117	$123	$126	$128	$165
Loss on early extinguishment of debt(b)	—	—	97	—	—	—
Portion of rental expense representative of the interest factor(c)	97	49	51	46	65	70

Fixed Charges	$173	$166	$271	$172	$193	$235

Combined fixed charges and preference dividends:
Interest expense(a)	$76	$117	$123	$126	$128	$165
Loss on early extinguishment of debt(b)	—	—	97	—	—	—
Portion of rental expense representative of the interest factor(c)	97	49	51	46	65	70
Preference security dividend requirements of consolidated subsidiaries	1	1	2	3	2	—

Combined fixed charges and preference dividends	$174	$167	$273	$175	$195	$235

Ratios:
Ratio of earnings to fixed charges	2.1	— (d)	1.0	— (f)	4.6	—	(h)
Ratio of earnings to combined fixed charges and preference dividends	2.1	— (e)	1.0	— (g)	4.5	—	(h)

(a)	Interest expense includes amortization of debt discount and deferred loan costs.
(b)	The fiscal 2016 loss on early extinguishment of debt is related to the Company’s redemption of all outstanding 6.50% term notes due March 2018.
(c)	One-third of the rent expense is the portion of rental expense deemed representative of the interest factor.
(d)	Earnings were insufficient to cover fixed charges during fiscal 2017 by $175 million.
(e)	Earnings were insufficient to cover combined fixed charges and preference dividends during fiscal 2017 by $176 million.
(f)	Earnings were insufficient to cover fixed charges during fiscal 2015 by $674 million.
(g)	Earnings were insufficient to cover combined fixed charges and preference dividends during fiscal 2015 by $677 million.
(h)	Earnings were insufficient to cover both fixed charges and combined fixed charges and preference dividends during fiscal 2013 by $249 million.